UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
Amendment No. 1

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2006
OR

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from . . . . to . . . .

Commission file number 1-7627

FRONTIER RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
(Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Company’s Form 11-K, originally filed  with the Securities and Exchange Commission on June 27, 2007, is to correct a typographical error in the Consent of Deloitte & Touche LLP filed as Exhibit 23 thereto.  The Company is filing as Exhibit 23 to this Form 11-K/A the corrected Consent of Deloitte & Touche LLP.  Except for the amendment described herein, this Form 11-K/A does not modify or update the disclosures in, or exhibits to, the Form 11-K originally filed on June 27, 2007.

EXHIBIT INDEX

Exhibit
Number                      Description

23                          Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER RETIREMENT SAVINGS PLAN

By:	/s/ Nancy J. Zupan
Nancy J. Zupan
Vice President - Controller (principal accounting officer)

Date: July 12, 2007